Exhibit 12.1
FIRST INDUSTRIAL REALITY TRUST, INC.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	12/31/2005	12/31/2004	12/31/2003
Income from Operations Before Minority Interest from Continuing Operations	(18,979)	29,842	11,663

Plus:

Interest expense	108,339	98,636	94,895
Amortization of DFC and IRPA	2,125	1,931	1,764

Net Earnings	91,485	130,409	108,322

Interest Expense	108,339	98,636	94,895
Capitalized Interest	3,271	1,304	761
Preferred Stock Dividends	10,688	14,488	20,176
Redemption of Preferred Stock	—	7,959	—
Amortization of deferred financing costs and IRPA	2,125	1,931	1,764

Fixed Charges and Preferred Stock Div	124,423	124,318	117,596

Ratio of Earnings to Fixed Charges	0.74	1.05	0.92

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $7,959 for the year ended December 31, 2004.

(b)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.